

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 8, 2016

Jeanmarie Valle Lee
Vice President
Eaton Vance Management
Two International Place
Boston, MA  02110

Re:     Global Income Builder Portfolio
        Registration Statement on Form N-1A
        File No. 811-23145

Dear Ms. Lee:

On March 10, 2016, you filed a registration statement on Form N-1A on behalf of Global Income Builder Portfolio (the "Portfolio"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

**Facing Sheet**

1.      Please insert the facing sheet. *See* General Instruction B.2(b) of Form N-1A.

**Part A**

**Page A-1 – Investment Adviser**

2.      Please disclose the name of the sub-adviser. *See* Item 5(a) of Form N-1A.

**Page A-2 – Implementation of Investment Objective**

3.      Please specify what the "other hybrid securities" are.

4.      You state that "An issuer will be considered to be located outside the United States if it is domiciled in and tied economically to one or more non-U.S. countries and may include securities trading in the form of depositary receipts." Please disclose how you determine whether an issuer is "tied economically" to one or more non-U.S. countries. Depending on your response, we may have additional comments.

5.      If the Portfolio intends to sell or write credit default swaps, please confirm that the full notional value of the securities will be covered.

6.      You state that the Portfolio may engage in total return swaps. When the Portfolio does engage in total return swaps, an appropriate amount of segregated assets must be set aside. *See* generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Portfolio operates.

**Page A-4 – Income Risk**

7.      The terms shareholder and interestholder are used throughout the registration statement. Please explain in what way these two terms differ.

**Page A-4 – Risk of Senior and Junior Loans**

8.      You state, "It may take longer than seven days for transactions in loans to settle." Please tell the staff how the Portfolio intends to meet short-term liquidity needs which may arise as a result of the potentially lengthy settlement period.

**Page A-5 – Real Estate Risks**

9.      Please disclose that to the extent the Portfolio invests in REITs, its distributions are likely to be taxable as ordinary income (because they come from mortgage interest and rents), rather than being eligible for the 15% rate on qualified dividends.

**Page A-6 – Hybrid Securities**

10.     Please confirm that, where a loan participation does not shift to the Portfolio the direct debtor-creditor relationship with the borrower, the Portfolio will treat both the interposed financial institution and the borrower as "issuers" for purposes of the Portfolio's classification as a diversified company and the Portfolio's fundamental investment restriction on industry concentration (Section 5(b)(1) and 8(b)(1)(E) of the Investment Company Act of 1940). *See* *Pilgrim Prime Rate Trust*, SEC Staff No-Action Letter (June 29, 1989).

11.     Please disclose the following risks presented by investments in PIK securities. Please specifically disclose that:

a.      the higher interest rates on PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

b.      even if accounting conditions were met, the borrower could still default when the Portfolio's actual collection is supposed to occur at the maturity of the obligation.

c.      PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d.      PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate.  In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

## Page A-14 – Portfolio Holdings

12.     Please state that a description of the Portfolio's policies and procedures with respect to the disclosure of the Portfolio's portfolio securities is available (i) in the Portfolio's SAI; and (ii) on the Portfolio's website, if applicable.  *See* Item 9(d) of Form N-1A.

## Page A-14 -- Management

13.     Please include a statement, adjacent to the disclosure required by paragraph (a)(1)(ii) of Item 10 of Form N-1A, that a discussion regarding the basis for the board of trustees approving any investment advisory contract of the Portfolio is available in the Portfolio's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.  *See* Item 10(a)(1)(iii) of Form N-1A.

14.     Please include a statement, adjacent to the disclosure regarding portfolio managers, that the SAI provides additional information about the Portfolio managers' compensation, other accounts managed by the Portfolio manager(s), and the Portfolio Managers' ownership of securities in the Portfolio.  *See* Item 10(a)(2).

## Part B

## Page B-1 – Cover Page and Table of Contents

15.     Please add a front cover page and include all relevant information.  *See* Item 14(a) of Form N-1A.

## Page B-5 – Temporary Defensive Positions

16.     You state, "During unusual market conditions, the Portfolio may invest up to 100% of its assets in cash or cash equivalents temporarily, which may be consistent with its investment objective(s) and other policies."  Please change "consistent" to "inconsistent."

**Page B-6 – Disclosure of Portfolio Holdings**

17.     Please disclose the manner in which the board of trustees exercises oversight of disclosure of the Portfolio's portfolio securities.  *See* Item 16(f)(1)(vii) of Form N-1A.

**Page B-16 – Board Compensation**

18.     You state, "During the fiscal year ending October 31, 2016, it is estimated that the Trustees of the Portfolio will earn the following compensation in their capacities as Board members from the Portfolio," but do not provide any amounts.  Please revise to include estimated compensation amounts.  *See* Item 17(c), Instruction 2 of Form N-1A.

**Page B-17 – Investment Adviser and Services Provided by Each Investment Adviser**

19.     Please disclose the method of calculating the advisory fee payable by the Portfolio.  *See* Item 19(a)(3) of Form N-1A.

**Page B-28 – Underwriters**

20.     Please disclose (1) The nature of the obligation to distribute the Portfolio's securities; and (2) Whether the offering is continuous.  *See* Item 25(a)(1) and (2) of Form N-1A.

*     *     *     *     *     *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.   Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please furnish a letter acknowledging that:

- The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The Fund may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.


Sincerely,
/s/ Lisa N. Larkin
Senior Counsel